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                                                                    EXHIBIT 99.1

                   FACTORS AFFECTING FUTURE FINANCIAL RESULTS

         This Form 10-K, Max Re Capital Ltd.'s ("Max Re Capital," and also referred to, individually or collectively with one or more of its subsidiaries as the context requires, as the "Company") Annual Report to Shareholders, any Form 10-Q or Form 8-K or any other written or oral statements made by or on the Company's behalf include forward-looking statements that reflect the Company's current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or anticipated results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

         The following factors could cause the Company's actual results to differ materially from historical results or anticipated results:

Risks Related to the Business

         If the Company fails to obtain additional property and casualty business, its ability to transact reinsurance could be significantly and adversely affected.

         The Company has written, and intends to continue to write, property and casualty reinsurance. The property and casualty reinsurance industry has historically been cyclical. Demand for property and casualty reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic and market conditions, all of which affect liability retention decisions of primary insurers and reinsurance premium rates. The supply of insurance and reinsurance is related directly to prevailing prices and levels of surplus available to support assumed business which, in turn, may fluctuate in response to changes in rates of return on investments being realized in the insurance and reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions. The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including what management believes to be a trend of courts to grant increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures that may tend to affect the size of losses experienced by primary insurance companies. Although market conditions have improved recently with respect to most lines of property and casualty reinsurance, the Company cannot predict whether market conditions will continue to improve, remain constant or deteriorate. A return to negative market conditions may affect the Company's ability to write reinsurance at rates that it considers appropriate relative to the risk assumed. If the Company cannot write property and casualty reinsurance at appropriate rates, its ability to transact reinsurance business could be significantly and adversely affected.

         If the Company fails to obtain additional life and annuity business, its ability to transact reinsurance could be significantly and adversely affected.

         The Company has written, and intends to continue to write, a substantial amount of life and annuity reinsurance. The Company seeks to reinsure blocks of life and annuity insurance policies that are expected to pay out claims over many years, which often are non-core businesses of its clients. As a result, the opportunities for repeat business with the existing life and annuity client base are not significant. If the Company does not successfully identify and capitalize on attractive opportunities to

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obtain new clients, then its ability to transact life and annuity reinsurance could be significantly and adversely affected.

         The Company believes that the current economic downturn in the United States, and the U.S. Federal Reserve's recent lowering of interest rates, has adversely affected the demand for life and annuity reinsurance products. The Company cannot predict how long these conditions will persist or the magnitude of their effect on the Company's business.

         In addition, the market for annuities and many life insurance products in the United States is based in large part on the favorable tax treatment that these products receive relative to other investment alternatives. Any material change in the tax treatment of these products, including an imposition of a flat tax or national sales tax to replace the current federal income tax structure in the United States or reduced applicability of the estate tax, could reduce the demand for life insurance and annuity products. If there were a reduction in demand for life insurance or annuity products, it could depress the demand for reinsurance of those products, which could have a significant and negative effect on the Company's business.

         Established competitors with greater resources may make it difficult for the Company to market its products effectively and offer its products at a profit.

         The reinsurance and insurance industry is highly competitive. The Company competes with major reinsurers and insurers, many of which have substantially greater financial, marketing and management resources than the Company does. Competitors that offer on a worldwide basis structured reinsurance products similar to the products the Company offers include ACE Limited, American International Group, Inc., Berkshire Hathaway, Inc., Swiss Reinsurance Company, XL Capital Ltd. and Zurich Insurance Company, all of which are larger companies, have higher credit ratings and have greater credit capacity than the Company. Additionally, the potential for improvement in pricing levels and contract terms for property and casualty business, resulting primarily from the terrorist attack on the World Trade Center and the Pentagon, has attracted new competitors with fresh capital to the industry.

         The Company believes that its innovative products, ability to respond quickly to client needs because of its entrepreneurial and integrated organizational structure and low operating costs allow the Company to compete effectively. However, because of the Company's brief operating history, its has only limited experience competing against established companies. Furthermore, the Company is unable to predict the extent to which new initiatives may affect the demand for its products.

         Competition in the types of business that the Company underwrites and intends to underwrite in the future is based principally on:

..        premium charges;

..        ability to structure innovative terms and conditions in product offerings;

..        the general reputation and perceived financial strength of the reinsurer or insurer;

..        relationships with reinsurance and insurance intermediaries;

..        ratings assigned by independent rating agencies;

..        speed of claims payment and administrative activities; and




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..        experience in the particular line of reinsurance to be written.

         Because the Company has a relatively small number of clients, its business may be more susceptible to competition. The Company cannot assure shareholders that it will be able to compete successfully.

         The Company's losses and benefits may exceed its loss and benefit reserves, which could significantly and negatively affect the business.

         The Company's success is dependent upon its ability to assess accurately the risks associated with the business that it reinsures. If it fails to assess the risks it assumes accurately or if events or circumstances cause the Company's estimates to be incorrect, the Company may not establish appropriate premium rates and its reserves may be inadequate to cover its losses. If actual claims experience is less favorable than the underlying assumptions, the Company will be required to increase its liabilities, which will reduce its profits. The Company periodically reviews and, where appropriate, adjusts its loss and benefit reserves in the period determined.

         Reserves are actuarial and statistical projections at a given point in time of what the Company ultimately expects to pay out on claims and benefits, based on facts and circumstances then known, predictions of future events, estimates of future trends in claim frequency and severity, mortality, morbidity and other variable factors such as inflation. The inherent uncertainties of loss and benefit reserves generally are greater for reinsurance companies as compared to primary insurers, primarily due to:

..        the significant lapse of time from the occurrence of the event to the reporting of the loss or benefit and the ultimate resolution or settlement of the loss or benefit;

..        the uniqueness of loss experience patterns among the Company's customized reinsurance treaties; and

..        the necessary reliance on the ceding insurer for information regarding losses and benefits.

         The Company's estimation of reserves will be inherently less reliable than the reserve estimations of a reinsurer with a greater volume of business and more established loss history. Actual losses and benefits may deviate, perhaps substantially, from estimates of reserves contained in the Company's financial statements. In addition, although the Company conducts its own due diligence on each of the transactions the Company underwrites, it is also dependent on the original underwriting decisions made by ceding companies. The Company is subject to the risk that the ceding clients may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate the Company for the risks the Company assumes. If the Company's reserves are subsequently determined to be inadequate, the Company will be required to increase its reserves with a corresponding reduction in net income in the period in which the deficiency is identified.

         The Company's failure to increase its letter of credit facilities would significantly and negatively affect its ability to implement its business strategy.

         Because the Company is not licensed or admitted as an insurer in any jurisdiction other than Bermuda and Ireland and because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are in place, the majority of the Company's reinsurance customers


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typically require the Company to obtain a letter of credit or provide other collateral through funds withheld or trust arrangements.

         The Company's banks require collateralization of its letter of credit obligations. Although the Company currently has a $375 million letter of credit facility with Bank of America, N.A., Citibank, N.A., Fleet National Bank and ING Bank, N.V. and an executed commitment with the New York branch of Hypo- und Vereinsbank AG for a separate $100 million letter of credit facility, the Company will need additional letter of credit capacity as it grows. If the Company is unable to increase its letter of credit capacity or is unable to do so on commercially acceptable terms or is unable to arrange for other collateral through funds withheld or trust arrangements, the Company may need to liquidate all or a portion of its alternative investment portfolio and invest the cash in the fixed maturities portfolio to increase its collaterization capacity. If the Company is forced to liquidate all or a portion of its alternative investment portfolio to meet these needs, or if the Company otherwise fails to increase its letter of credit facilities, the Company's ability to implement its business strategy would be significantly and negatively affected.

         The Company's failure to maintain a commercially acceptable rating from a rating agency would significantly and negatively affect its ability to implement its business strategy successfully.

         Insurers and reinsurance and insurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of reinsurers. An unfavorable rating or the lack of a rating of its reinsurer may adversely affect the rating of a company purchasing reinsurance.

         Max Re Ltd. ("Max Re") has been assigned an insurer financial strength rating of "A- (Excellent)" by A.M. Best and an insurer financial strength rating of "A (Strong)" by Fitch. The ratings assigned by rating agencies to reinsurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors. If an independent rating agency downgrades or withdraws any of the Company's ratings, the Company could be severely limited or prevented from writing any new reinsurance contracts, which would significantly and negatively affect its business. To date, none of the Company's ratings has been downgraded.

         If the Company loses or is unable to obtain key personnel, its ability to implement its business strategy could be delayed or hindered.

         The Company's future success depends to a significant extent on the efforts of its senior management to implement its business strategy. Substantially all members of senior management have entered into employment contracts containing incentives for their continued employment with the Company and none of them has indicated an intention to leave or is nearing retirement age. However, because the Company believes there is only a limited number of available, qualified executives with substantial experience in providing alternative risk transfer reinsurance products, the loss of the services of one or more of these individuals or the Company's inability to hire and retain other talented personnel could delay or prevent the Company from fully implementing its business strategy and could significantly and negatively affect its business. The Company does not currently maintain key man life insurance with respect to any of its officers.

         Under Bermuda law, non-Bermudians, other than spouses of Bermudians, may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Such a work permit may be granted or extended upon showing that, after proper public advertisement, no Bermudian or spouse of a Bermudian is available who meets the minimum standards for the advertised position. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees. Each of the Company's senior executive officers and professional staff who needs a work permit has obtained one. It is possible that the


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Company could lose the services of one or more of these people if it is unable to renew their work permits, which could significantly and adversely affect the Company's business. The Company's president and chief executive officer is Bermudian and, accordingly, does not need a work permit.

         Currency fluctuations could result in exchange losses and negatively impact the Company's business.

         The Company's functional currency is the U.S. dollar and all of its reinsurance business written through December 31, 2001 has been denominated in U.S. dollars. However, because its business strategy includes reinsuring and insuring financial obligations issued outside of the United States, the Company expects to write a portion of its business and receive premiums in currencies other than U.S. dollars. In the event that the Company writes business in currencies other than the U.S. dollar, the Company will attempt to hedge its foreign currency exposure adequately. Despite its efforts, the Company may not sufficiently hedge future exposures, which could negatively impact its business. The Company expects that its principal hedging mechanism will be to purchase fixed maturity securities denominated in the currencies of the relevant reinsurance liabilities. In addition, the Company may use forward currency exchange contracts in an effort to hedge against movements in the value of foreign currencies relative to the U.S. dollar. A forward foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign currency exchange contracts will not eliminate fluctuations in the value of the Company's assets and liabilities denominated in foreign currencies, but rather will allow the Company to establish a rate of exchange for a future point in time. If the Company does seek to hedge its foreign currency exposure through the use of forward foreign currency exchange contracts or currency swaps, the Company will be subject to the risk that its counterparties to the arrangements fail to perform.

         Because the Company has had a limited operating history, its future performance is difficult to predict.

         Because the Company has had a limited operating history, investors have limited operating and financial information about the Company upon which to base an evaluation of its performance and an investment in its common shares, par value $1.00 per share (the "Common Shares").

         The Company's results of operations may fluctuate from period to period and may not be indicative of its long-term prospects.

         The Company's operating results may fluctuate significantly from period to period. Fluctuations may result from a variety of factors, including the seasonality of the reinsurance business, the volume and mix of reinsurance products the Company writes, loss experience on its reinsurance liabilities, the performance of its investment portfolio and its ability to assess and integrate its risk management strategy properly. In particular, the Company seeks to underwrite products and make investments to achieve long-term results. Accordingly, its short-term results of operations may not be indicative of its long-term prospects.

         Max Re Capital has no significant operations other than its ownership of share capital of its subsidiaries and may be restricted from declaring or paying dividends.

         Max Re Capital has no significant operations or assets other than its ownership of the voting common shares of Max Re and its other subsidiaries. Dividends and other permitted payments from its subsidiaries are expected to be its sole source of funds to pay expenses and dividends, if any. Max Re's payment of dividends and making of distributions to Max Re Capital is limited under Bermuda law and regulations. Under the Insurance Act 1978 of Bermuda and related regulations, Max Re must maintain


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specified minimum solvency levels and are prohibited from declaring or paying dividends that would result in noncompliance. Further, as a long-term insurer, Max Re must maintain long-term business assets of a value at least $250,000 greater than its long-term business liabilities and is prohibited from declaring or paying dividends if it does not comply or such action would result in noncompliance with the Insurance Act and related regulations. Additionally, under the Bermuda Companies Act 1981, Max Re Capital, Max Re and Max Re Managers Ltd. ("Max Re Managers") may only declare or pay a dividend if, among other things, the Company has reasonable grounds for believing that Max Re Capital, Max Re or Max Re Managers, as applicable, is, or would after the payment be, able to pay its respective liabilities as they become due. In addition, Max Re's letter of credit facility with Bank of America, N.A., Citibank, N.A., Fleet National Bank and ING Bank, N.V. prohibits it from paying dividends at any time that it is in default under the facility, which will occur if Max Re Capital's shareholders' equity is less than $325 million or Max Re's shareholders' equity is less than $400 million as well as in certain other circumstances. Accordingly, the Company cannot assure shareholders that it, Max Re or Max Re Managers will declare or pay dividends in the future.

Risks Related to the Investment Strategy

         If the Company does not appropriately structure its investments in relation to its anticipated liabilities, its ability to conduct its business could be significantly and negatively affected.

         The Company's ability to measure and manage risk and to implement its investment strategy is crucial to its success. The Company cannot assure investors that it will successfully structure its investments in relation to its anticipated liabilities under its reinsurance policies. If the Company's calculations with respect to these liabilities are incorrect, or if the Company does not properly structure its investments to meet such liabilities, the Company could be forced to liquidate investments at a significant loss.

         The investment guidelines permit the Company to invest up to 50% of its investment portfolio in an alternative investment portfolio, which the Company principally invests through Max Re Diversified Strategies, Ltd. ("Max Re Diversified"), with the remainder through Max Re, which makes strategic investments in other reinsurance entities. Max Re Diversified invests in various private alternative investment funds. These alternative investment funds in turn follow investment strategies that involve investing in a broad range of investments, some of which may be volatile individually. Although the Company believes that its diversified portfolio assists it in maintaining low overall volatility, the risks associated with its alternative investment portfolio may be substantially greater than the risks associated with fixed maturity investments. Consequently, the net asset value of the Company's alternative investment portfolio may be volatile and the risk of loss is greater than that associated with fixed maturity investments. Furthermore, because many of the alternative investment funds in which the Company invests impose limitations on the timing of withdrawals from the funds, the Company's ability to withdraw its investment quickly from a particular alternative investment fund that is performing poorly could be impaired. Unexpected volatility or illiquidity associated with the alternative investment portfolio could significantly and negatively affect the Company's ability to conduct business.

         The success of the Company's investment strategy also will be affected by general economic conditions. These conditions may cause volatility in interest rates and the price of securities and affect the extent and timing of investor participation in financial and other markets. Unexpected volatility or illiquidity in the markets could significantly and negatively affect the Company's ability to conduct business.

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         The failure of the Company's investment managers to perform adequately could significantly and negatively affect its ability to conduct business.

         The Company has entered into an investment management agreement with General Re New England Asset Management, Inc. ("General Re NEAM") to manage the Company's fixed maturity portfolio and a customer agreement and trading authorization contract with Moore Capital Management, Inc. ("Moore Capital") to manage its alternative investment portfolio invested through Max Re Diversified. Additionally, each underlying alternative investment fund manager has discretionary authority over the portion of the underlying alternative investment portfolio that it manages. As a result, the performance of the Company's aggregate investment portfolio depends to a great extent on the ability of General Re NEAM and Moore Capital, as well as the underlying alternative investment fund managers, to select and manage appropriate investments. The Company cannot assure shareholders that any or all of its investment managers will be successful in meeting the Company's investment objectives. The Company also cannot assure shareholders that General Re NEAM will not terminate its agreement with the Company, which is terminable upon 30 days' prior written notice by either party, or that Moore Capital will not terminate its contract with the Company, which is terminable quarterly upon 45 days' prior written notice by either party. The failure of the Company's investment managers to perform adequately and consistently with its expectations could significantly and negatively affect the Company's ability to conduct its business.

         The Company does not control its alternative investment portfolio allocations.

         The Company has engaged Moore Capital to manage the Company's alternative investment portfolio invested through Max Re Diversified and recommend appropriate investment strategies, optimal asset allocation and alternative investment fund managers. Although Moore Capital is contractually obligated to follow the Company's investment guidelines, the Company cannot assure shareholders as to how assets will be allocated to funds or strategies or what percentage of assets will be allocated among funds or strategies. In connection with its alternative investment portfolio invested through Max Re Diversified, the Company depends on Moore Capital to help the Company identify fund managers who the Company believes are best able to achieve superior risk-adjusted returns in their chosen strategy and to obtain access for the Company to the investment funds managed by these fund managers. These fund managers are not obligated to accept investments and may restrict access to their investment funds. Moore Capital's ability to identify these fund managers and to obtain access for the Company to their investment funds may have a significant effect on the performance of the Company's alternative investment portfolio.

         Although Moore Capital and persons affiliated with it currently hold a substantial equity interest in the Company, the Company cannot assure shareholders that they always will.

         In addition, Mr. Zack Bacon III is a member of the Company's Board of Directors as well as principal of Moore Capital, and Mr. William Goodell is a member of the Company's Board of Directors as well as the Chief Administrative Officer of Moore Capital. Accordingly, Mssrs. Bacon and Goodell may have interests that are different from, or in addition to, the interests of the Company's shareholders generally.

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         The Company does not control its fixed maturity portfolio allocations.

         The Company has engaged General Re NEAM to manage its fixed maturity portfolio. While the securities in this portfolio are all investment grade, they are subject to credit risk, interest rate risk and currency risk. Although General Re NEAM is contractually obligated to follow the Company's investment guidelines, the Company cannot assure shareholders how assets will be allocated among securities or as to what level of risk the Company will be exposed.

         Changes in interest rates can have significant and negative effects on the Company's investment portfolio.

         Changes in market interest rates can have adverse effects on the Company's investment portfolio, investment income and results of operations. Increasing market interest rates have an adverse impact on the Company's investment portfolio by reducing the value of fixed maturity securities. The Company may realize a loss if it sells fixed maturity securities whose value has fallen below their acquisition cost. Declining market interest rates could also have an adverse impact on the Company's investment income as it invests proceeds from positive cash flows from operations and reinvests proceeds from maturing and called investments in new investments that could be yielding less than the portfolio's average rate.

Risks Related to Taxation

         The Company may be subject to U.S. federal income taxation.

         The Company is organized under the laws of Bermuda and intends to operate in a manner such that it will not be treated as engaging in a U.S. trade or business and thus will not be subject to current U.S. federal income taxation on net income. However, because there are no definitive standards provided by the Internal Revenue Code, regulations or court decisions as to those activities that constitute being engaged in the conduct of a trade or business within the United States, and as the determination is essentially factual in nature, the Company cannot assure shareholders that the U.S. Internal Revenue Service (the "IRS"), will not contend successfully that the Company is engaged in a trade or business in the United States and thus subject to current U.S. federal income taxation. U.S. persons who own Common Shares may be subject to U.S. federal income taxation on the Company's undistributed earnings and may recognize ordinary income upon disposition of Common Shares.

         Shareholders who are U.S. persons may recognize income for U.S. federal income tax purposes on the Company's undistributed earnings if the Company is treated as a passive foreign investment company or a controlled foreign corporation or if the Company has generated more than a permissible amount of related person insurance income. In addition, gain on the disposition of Common Shares may be treated as ordinary income.

         Passive Foreign Investment Company. In order to avoid significant potential adverse U.S. federal income tax consequences for any U.S. person who owns Common Shares, the Company must not constitute a passive foreign investment company in any year in which such U.S. person is a shareholder. In general, a non-U.S. corporation is a passive foreign investment company for a taxable year if 75% or more of its income constitutes passive income or 50% or more of its assets produce passive income. Passive income generally includes interest, dividends and other investment income. However, passive income does not include income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. Currently, the Company does not maintain financial reserves in excess of the reasonable needs of its


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insurance business. If, because of a change in the business plan or for any other reason, the Company maintains excess financial reserves, it may be characterized as a passive foreign investment company. Although Max Re and Max Re Europe Ltd. ("Max Re Europe") expect to engage predominantly in insurance activities that involve significant risk transfer, and do not expect to have financial reserves in excess of the reasonable needs of their insurance businesses, the Company could nonetheless be deemed to be a passive foreign investment company. The Company may be characterized as a passive foreign investment company if Max Re or Max Re Europe engages in certain non-traditional insurance activities that do not involve sufficient transfer of risk or if either company maintains financial reserves in excess of the reasonable needs of its respective insurance business. In addition, there may be other circumstances that may cause Max Re or Max Re Europe not to satisfy the exception for insurance companies. For example, the IRS may disagree with the Company's interpretation of the current scope of the active insurance company exception and successfully challenge the Company's position that Max Re and Max Re Europe qualify for the exception. In addition, the IRS may issue regulatory or other guidance that applies on either a prospective or retroactive basis under which Max Re or Max Re Europe may fail to qualify for the active insurance company exception. While the Company does not believe that it is or will be a passive foreign investment company, the Company cannot assure shareholders that the IRS or a court will concur that the Company is not a passive foreign investment company with respect to any given year. If the Company were treated as a passive foreign investment company, the availability of the mark to market election is uncertain for shareholders who are U.S. persons. This election may under certain circumstances mitigate the negative tax consequences of an investment in a passive foreign investment company.

         Controlled Foreign Corporation. U.S. persons who, directly or indirectly or through attribution rules, own 10% or more of the Common Shares should consider the possible application of the controlled foreign corporation rules. Each U.S. 10% shareholder of a controlled foreign corporation on the last day of the controlled foreign corporation's taxable year generally must include in its gross income for U.S. federal income tax purposes its pro-rata share of the controlled foreign corporation's subpart F income, even if the subpart F income has not been distributed. In general, a non-U.S. insurance company is treated as a controlled foreign corporation only if such U.S. 10% shareholders collectively own more than 25% of the total combined voting power or total value of the company's capital stock for an uninterrupted period of 30 days or more during any year. The Company believes that, because of the anticipated dispersion of share ownership among holders and because of the restrictions in the Company's bye-laws on transfer, issuance or repurchase of Common Shares, shareholders will not be subject to treatment as U.S. 10% shareholders of a controlled foreign corporation. In addition, because under the Company's bye-laws no single shareholder is permitted to exercise more than 9.9% of the total combined voting power, unless such provision is waived by the unanimous consent of the Board of Directors, the Company believes that its shareholders should not be viewed as U.S. 10% shareholders of a controlled foreign corporation for purposes of the controlled foreign corporation rules. The Company cannot assure shareholders, however, that these rules will not apply the Company's shareholders.

         Related Person Insurance Income. If Max Re's or Max Re Europe's related person insurance income determined on a gross basis were to equal or exceed 20% of its gross insurance income in any taxable year and direct or indirect insureds and persons related to such insureds were directly or indirectly to own more than 20% of the voting power or value of Max Re's or Max Re Europe's capital stock, a U.S. person who owns Common Shares directly or indirectly on the last day of the taxable year most likely would be required to include in income for U.S. federal income tax purposes the U.S. person's pro-rata share of Max Re's and/or Max Re Europe's related person insurance income for the taxable year, determined as if such related person insurance income were distributed proportionately to such U.S. person at that date. Related person insurance income is generally underwriting premium and related investment income attributable to insurance or reinsurance policies where the direct or indirect insureds are direct or indirect U.S. shareholders or are related to such direct or indirect U.S. shareholders. The


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Company does not expect that Max Re or Max Re Europe will knowingly enter into reinsurance agreements in which, in the aggregate, the direct or indirect insureds are, or are related to, owners of 20% or more of the Common Shares. Currently, the Company does not believe that the 20% gross insurance income threshold has been met. However, the Company cannot assure shareholders that this is or will continue to be the case. Consequently, the Company cannot assure shareholders that a person who is a direct or indirect U.S. shareholder will not be required to include amounts in its income in respect of related person insurance income in any taxable year.

         If a U.S. shareholder is treated as disposing of shares in a non-U.S. insurance corporation that has related person insurance income and in which U.S. persons own 25% or more of the voting power or value of the company's capital stock, any gain from the disposition will generally be treated as ordinary income to the extent of the U.S. shareholder's portion of the corporation's undistributed earnings and profits that were accumulated during the period that the U.S. shareholder owned the shares. In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the direct or indirect U.S. shareholder. These rules should not apply to dispositions of Common Shares because the Company is not itself directly engaged in the insurance business and because proposed U.S. Treasury regulations applicable to this situation appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. The Company cannot assure shareholders, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of the Company's Common Shares.

         Foreign Investment Company. If any of the Company or its subsidiaries is treated as a foreign investment company, any gain on the sale or exchange by a U.S. shareholder of Common Shares may be treated as ordinary income, to the extent of such U.S. shareholder's ratable share of the foreign investment company's earnings and profits during such U.S. shareholder's holding period. Such ordinary income treatment is generally not applicable to earnings and profits generated during any taxable year in which such foreign investment company is treated as a passive foreign investment company. In general, a non-U.S. corporation is treated as a foreign investment company for a taxable year if it satisfies an activity test and an ownership test. The activity test is satisfied if the non-U.S. corporation is registered as a management company or as a unit investment trust under the Investment Company Act of 1940, or is treated as engaged, or as holding itself out as being engaged, primarily in the business of investing, reinvesting, or trading securities, commodities or any interest in securities or commodities. The ownership test is satisfied when 50% or more of the total combined voting power or the total value of the non-U.S. corporation's capital stock is held directly, indirectly or through an option by U.S. persons. The Company does not believe these rules are applicable to a disposition of the Company's Common Shares because the Company does not believe that it satisfies the activity test. The Company believes that Max Re and Max Re Europe are engaged primarily and predominantly in the reinsuring of risks underwritten by insurance companies. The Company therefore, does not believe that it is a foreign investment company. However, the determination of whether a company is a foreign investment company is based on facts and circumstances, and the Company cannot assure shareholders that the IRS will agree with this analysis.

         U.S. tax-exempt organizations who own Common Shares may recognize unrelated business taxable income.

         A U.S. tax-exempt organization may recognize unrelated business taxable income if a portion of the Company's subpart F insurance income is allocated to the organization. In general, subpart F insurance income will be allocated to a U.S. tax-exempt organization if either the Company is a controlled foreign corporation and the tax-exempt shareholder is a U.S. 10% shareholder or there is related person insurance income and certain exceptions do not apply. Although the Company does not believe that any


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

U.S. persons will be allocated subpart F insurance income, the Company cannot assure shareholders that this will be the case.

         Changes in U.S. tax laws may be retroactive and could subject the Company and/or U.S. persons who own Common Shares to U.S. income taxation on the Company's undistributed earnings.

         The tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business, is a controlled foreign corporation, has related party insurance income or is a passive foreign investment company or a foreign investment company are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the passive foreign investment company and foreign investment company rules to an insurance company and the regulations regarding related party insurance income are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules will likely be forthcoming from the IRS. The Company is not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.

         The Company may become subject to taxes in Bermuda after 2016.

         The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, has assured the Company that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company or to any of its operations or its shares, debentures or other obligations until March 28, 2016. The Company cannot assure shareholders that it will not be subject to any Bermuda tax after that date.

         The impact of Bermuda's letter of commitment to the Organization for Economic Cooperation and Development to eliminate harmful tax practices is uncertain and could adversely affect the Company's tax status in Bermuda.

         The Organization for Economic Cooperation and Development (the "OECD") has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated June 26, 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. The Company is not able to predict what changes will arise from the commitment or whether such changes will subject the Company to additional taxes.

Risks Related to Regulation

         If the Company becomes subject to insurance statutes and regulations other than Bermuda's or Ireland's or there is a change to a Bermuda or Irish law or application of Bermuda or Irish law, there could be a significant and negative impact on the Company's business.

         Max Re is a registered Bermuda insurance company and is subject to regulation and supervision in Bermuda. The Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority and the Minister of Finance require Max Re, among other things, to:

..        maintain minimum levels of capital, surplus and liquidity;

..        satisfy solvency standards;

..        restrict dividends and distributions;

..        obtain prior approval of ownership of shares; and

..        provide for the performance of certain periodic examinations of Max Re and their financial condition.

         These statutes and regulations may, in effect, restrict Max Re's ability to write reinsurance policies, to distribute funds and to pursue its investment strategy.

         In addition, Max Re Managers is subject to regulation and supervision in Bermuda as a licensed insurance manager under the Insurance Act 1978 of Bermuda.

         Max Re Diversified has obtained a permit from the Minister of Finance of Bermuda and the Bermuda Monetary Authority pursuant to Section 134 of the Companies Act 1981, enabling it to engage in or carry on the business of managing and investing assets of the Company and its subsidiaries in and from within Bermuda, and is therefore subject to regulation under the Companies Act 1981 of Bermuda and the conditions of its permit.

         Max Re Europe has been entitled to carry on the business of reinsurance in Ireland since June 2001 and is subject to regulation under the Insurance Act, 2000 of Ireland.

         The Company does not intend to engage in underwriting activities in the United States.

         The Company intends to conduct its business so that it will not be subject to licensing requirements or insurance regulations in the United States.

         The insurance laws of each U.S. state and many non-U.S. jurisdictions regulate the sale of insurance within that jurisdiction by alien insurers, such as Max Re, which are not authorized or admitted to do business in that jurisdiction. The Company does not intend to maintain an office or to solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda and Ireland where its activities would require the Company to be so authorized or admitted. The Company believes that so long as it follows its operating guidelines, it will conduct its activities in compliance with applicable insurance statutes and regulations. However, the Company cannot assure shareholders that insurance regulators in the United States or elsewhere will not review its activities or, that if there were such a review, that they would not be successful in claiming that the Company is subject to the jurisdiction's licensing requirements. If the Company were to become subject to the laws or regulations of any U.S. state or to U.S. laws or the laws of any other country in the future, the Company may consider various alternatives to its operations, including:

..        modifying or restricting the manner of conducting its business in order to avoid being subject to, and the necessity of being compliant with, the statutes and regulations; or

..        obtaining licenses to enable it to continue transacting insurance in the jurisdictions.

         If the Company chooses to attempt to become licensed in another jurisdiction other than Bermuda and Ireland, it may not be able to become licensed as the process of obtaining licenses is often time consuming and costly. The modification of the conduct of business resulting from becoming licensed in certain jurisdictions could significantly and negatively affect the Company's business, including subjecting it to risk-based capital and other regulations which could substantially affect the composition of its investment portfolio and the returns on its portfolio. In addition, the Company's failure to comply with insurance statutes and regulations could significantly and adversely affect its business by limiting its ability to conduct business as well as subjecting it to penalties and fines.

         Generally, Bermuda insurance statutes and regulations applicable to Max Re are less restrictive than those that would be applicable to Max Re if they were subject to the insurance laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future Max Re became subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, the Company cannot assure shareholders that it would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on its business.

         The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. The Company is not able to predict the future impact on its operations of changes in the laws and regulation to which it is or may become subject.

Risks Related to Common Shares

         The Common Shares are subject to limitations on ownership and voting rights.

         Under the Company's bye-laws, directors or their designees are authorized to decline to register any transfer of Common Shares if they have any reason to believe that such transfer would result in a shareholder owning, directly or indirectly, more than 9.9% of the Common Shares. Similar restrictions apply to issuances and repurchases of Common Shares by the Company. The directors or their designees also may, in their absolute discretion, decline to register the transfer of any Common Shares if they have reason to believe that such transfer may expose the Company, its subsidiaries, any shareholder or any person ceding insurance to the Company to adverse tax or regulatory treatment in any jurisdiction. The Board of Directors expects to apply these restrictions fully except with respect to the purchase and sale of the Common Shares on the Nasdaq National Market or the Bermuda Stock Exchange. Although the Company's Board of Directors will not decline to register any transfer of the Common Shares on the Nasdaq National Market or the Bermuda Stock Exchange, it may require the transferee to surrender the Common Shares to an agent designated by the Board if the transfer results in the transferee owning, directly or indirectly, more than 9.9% of any class of the capital stock or causes the Board to have reason to believe that the transfer may expose the Company, any subsidiary or shareholder or any person insured or reinsured or proposing to be insured or reinsured to adverse tax or regulatory treatment in any jurisdiction. A transferor of Common Shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such Common Shares has been registered on the Register of Members. The Company is authorized to request information from any holder or prospective acquiror of the Common Shares as necessary to effect registration of any such transaction and may decline to register any such transaction if complete and accurate information is not received as requested.

         In addition, the bye-laws generally provide that any shareholder owning, directly or by attribution, more than 9.9% of the Common Shares will have the voting rights attached to such Common Shares reduced so that it may not exercise more than approximately 9.9% of the total voting rights. Because of the attribution provisions of the Internal Revenue Code and the rules of the Securities and Exchange Commission regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not that shareholder directly holds of record more than 9.9% of the Common Shares. Further, the directors or their designees have the authority to request from any shareholder certain information for the purpose of determining whether that shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives the directors or their designees discretion to disregard all votes attached to such shareholder's Common Shares.

         U.S. persons who own Common Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

         The Companies Act 1981 of Bermuda, which applies to the Company, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act 1981 of Bermuda, including modifications adopted pursuant to the Company's bye-laws, applicable to the Company which differ in certain respects from provisions of Delaware corporate law. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to the Company and its shareholders.

         Interested Directors. Bermuda law and the Company's bye-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law such transaction would not be voidable if:

..        the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

..        such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

..        the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

         Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

         Business Combinations with Large Shareholders or Affiliates. As a Bermuda company, the Company may enter into business combinations with its large shareholders or affiliates without obtaining prior approval from its Board of Directors or from its shareholders. Examples of business combinations include mergers, asset sales and other transactions in which a large shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders. If the Company were a Delaware company, the Company would need prior approval from its Board of Directors or a supermajority of its shareholders to enter into a business combination with an interested shareholder for a period of three years from the time the person became an interested shareholder, unless the Company opted out of the relevant Delaware statute. Under Delaware law, an interested shareholder is someone who, together with its affiliates and associates, owns more than 15% of the Company's outstanding common shares.

         Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda.

         However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company, is illegal or would result in the violation of the Company's memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. The Company's bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer for any act or failure to act in the performance of such director's or officer's duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

         Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as directors or officers of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful.

         It may be difficult to serve process and enforce judgment on the Company or its directors or officers.

         The Company is organized under the laws of Bermuda. In addition, some of its directors and officers reside outside the United States, and all or a substantial portion of its assets and their assets are or may be located in jurisdictions outside the United States. The Company has irrevocably appointed an agent in the City of New York to receive service of process with respect to actions against the Company arising out of or in connection with violations of U.S. federal securities laws relating to offers and sales of Common Shares. Nevertheless, it may be difficult to effect service of process within the United States upon those persons or to recover against them or the Company on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

         Further, there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of United States courts, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Since judgments of United States courts are not automatically enforceable in Bermuda, it may be difficult to recover against the Company based upon such judgments.